GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

December 29, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

3-2

04012015

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of October 10, 2003;
2. News Releases (2) of October 16, 2003;
3. News Release of October 17, 2003;
4. News Releases (2) of November 7, 2003;
5. News Release of November 17, 2003;
6. News Release of December 22, 2003;
7. News Release of December 29, 2003;
8. Quarterly financial statements for the quarter ended October 31, 2003.

JAN 08 2004

GOLDEN ARCH RESOURCES LTD.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Susan Shairp
Filings

SUPPL

dlw 1/13

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

New Gold Area at Mildred Peak Property

December 29, 2003 – Golden Arch Resources Ltd. is pleased to announce that a recent trenching\sampling program on the Mildred Peak Gold Property in Arizona has uncovered a low-grade gold mineralized zone about 1 km south of the Amado Gold Area in the newly discovered Puente Arroyo Gold Area.

Six hand trenches from ten to eighteen meters in length were dug at right angles to the apparent strike of a silicified and sulphide-mineralized zone. The trenches were spaced at approximately ten meter intervals along the perceived trend and were sampled continuously at 2 meter intervals. All of the trenches returned gold samples which were anomalous to highly anomalous. Five of the six trenches had sections from four to eight meters wide (from 13.1 feet to26.3 feet), grading from 4 meters at 1.07 grams/tonne gold, (13.1 ft. @ 0.031 opt gold) to 6 meters at 2.92 grams/tonne gold (19.6 ft @ 0.085 opt gold)

The Puente Arroyo Area is the most southerly zone of continuous gold mineralization yet discovered on the Mildred Peak Gold Property. Further trenching and sampling will be undertaken here early in the new year to explore, and hopefully to extend, this promising new discovery.

The 2003 exploration program is under the supervision of R.D. Somerville, P. Eng., COO and a director of the Company, and a Qualified Person under National Instrument 43-101.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

December 22, 2003 – Golden Arch Resources (the "Company") is pleased to announce that drilling permits have been granted by the Arizona State Land Department for the Company's Mildred Peak Property in Pima County, Arizona The drilling permits cover the Amado, Malachite Silver, and Gold Bullion areas of the Property. Drilling is scheduled for mid-January. Further applications for drilling permits have been made for the Jupiter area.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com email: info@goldenarchresources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

November 27, 2003 – Golden Arch Resources Ltd. (GAI) wishes to announce that the proposed joint venture with United Bolero Development Corp. originally announced in May of 2003 concerning development of GAI's Mildred Peak property in Arizona will not go forward, according to the proposed mutual agreement of the two companies.

All outstanding matters in respect of this proposal have now been settled in full between the parties, and GAI has refunded to United Bolero the $25,000 in deposits paid to GAI earlier this year to secure an interest in the proposal. In addition, as part of a full and final mutual release, and with no acknowledgement of fault or liability by either party, GAI will be issuing 100,000 free-trading common shares to United Bolero.

With the completion of this agreement to pursue separate endeavors, GAI will now proceed alone with the development of Mildred Peak.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
email: info@goldenarchresources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

November 21, 2003 – The "Company" is pleased to announce that 1,150,000 of the common share incentive stock options originally offered to the directors, officers and consultants at a price of $0.10 referenced October 16, 2001 have been exercised. The funds will be used for general corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture GARCF: O.T.C	Exemption 12g3 - 2(b) SEC File # 82-659

NEWS RELEASE

November 7, 2003 – golden Arch Resources Ltd. (the "Company") is pleased to announce the hiring of Mr. Mike Tymo as Investor Relations representative for a period of three months beginning November 1, 2003. Mr. Tymo has a vast range of public company and stock market business activity with an extensive contact base in the field of mining.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

Private Placement Closed

November 7, 2003 - Golden Arch Resources Ltd. is pleased to announce that the private placement announced in the Company's news release of October 16, 2003 has closed. The private placement was fully subscribed for 4,000,000 Units at $0.15 Cdn per Unit. Each Unit consists of one common share and one half of one share purchase warrant. Two one-half warrants will be combined to form one full warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.25 per share for a period of 18 months. A finder's fee payable in common shares is due to Canaccord Capital Corporation.

Proceeds will be used to further develop the Company's Mildred Peak property in Pima County, Arizona, and for general corporate overhead. Permits for drilling and further excavation have been applied for.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

Oct 17, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce further to the news release of October 16, the private placement of 4,000,000 shares at $0.15 Cdn. per share is partially brokered and a finders fee is payable to Canaccord Capital on a portion of the private placement subject to regulatory approval.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

NEWS RELEASE

Oct 16, 2003 – Golden Arch Resources Ltd. (the "Company") is pleased to announce subject to regulatory approval, a private placement has been arranged consisting of 4,000,000 Units at $0.15 Cdn per Unit for total proceeds of $600,000.00. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.25 per share for a period of 18 months from the date of closing. Proceeds will be used for development of the Company's Mildred Peak project in Pima County Arizona, and for corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

October 16, 2003 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce it has granted, subject to regulatory approval, incentive stock options to the directors and employees for 2,500,000 common shares at a price of $0.12 per share, exercisable for four years.

On behalf of the Board,

"Les Kjosness"
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

October 10, 2003 – Golden Arch Resources (the "Company") announces that the Board of Directors has considered the circumstances surrounding the issue of a Convertible Redeemable Debenture (principle amount $337,500.00 CDN) issued to Silver Peak Resources Ltd. on October 15, 1996. The Board has determined that, upon investigation, no cash consideration has been received by the Company for the private placement of the debenture and the issuance of the said Debenture. The Board of Directors believes that the debenture is not enforceable against the Company. As a result this alleged liability will be removed from the Company's balance sheet. Therefore, the Company's Auditor shall be instructed to prepare financial statements which reflect this change.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

SEC File #82-659

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER: Golden Arch Resources Ltd.

ISSUER ADDRESS: #928 – 470 Granville Street, Vancouver, BC V6C 1V5

ISSUER PHONE: (604) 681-8222 FAX: (604) 681-8282

CONTACT NAME: Les Kjosness

CONTACT POSITION: President

CONTACT TELEPHONE NUMBER: (604) 681-8222

CONTACT EMAIL ADDRESS: goldenarchresources@telus.net

FOR QUARTER ENDED: October 31, 2003

DATE OF REPORT: December 16, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (yy/mm/dd)
Les Kjosness	*"Les Kjosness"*	03/12/22
B. Keith Shirley	*"B. Keith Shirley"*	03/12/20

(Signatures for this Form should be entered in TYPED form)

SCHEDULE A: FINANCIAL INFORMATION
PAGE 1

GOLDEN ARCH RESOURCES LTD.

BALANCE SHEET AS OCTOBER 31, 2003 and JANUARY 31, 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

	October 31, 2003	January 31, 2003
Assets		
Current Assets		
Cash	$ 69,929	$ 4,304
Accounts receivable – GST	1,459	1,465
Accrued production receivable – net	22,032	2,993
	93,420	8,762
Due from other public companies (Note 10)	242,026	78,651
Less: allowance for doubtful accounts	(159,836)	-
Interest in mineral property (Note 4)	1	1
Interest in Altar Resources Partnership (Note 13)	104,749	66,740
Petroleum and natural gas prospects, at cost less depletion (Notes 2 and 5)	317,049	322,291
Fixed assets, at cost less amortization (Note 3)	26,484	11,700
	$ 623,893	$ 488,145
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	16,577	31,267
Loan payable, unsecured, non-interest bearing, with no specific terms of repayment (Note 12)	79,026	214,455
Due to related parties, unsecured, non-interest bearing, with no specific terms of repayment (Note 9)	212,672	236,785
Accrued debenture interest	11,208	102,807
Convertible Redeemable Debentures (Note 8)	136,375	608,567
	455,858	1,193,881
Shareholders' Equity		
Capital Stock (Note 7)		
Authorized		
100,000,000 common shares without par value		
Issued		
34,094,253 (26,471,358 – January 31, 2003)	9,621,928	8,785,817
Deficit, accumulated during the development stage	(9,453,893)	(9,491,553)
	168,035	(705,736)
	$ 623,893	$ 488,145

Approved on behalf of the board:

"Les Kjosness", Director

"B. Keith Shirley", Director

GOLDEN ARCH RESOURCES LTD.
STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE 3 MONTHS ENDED October 31, 2003

(with comparative figures for October 31, 2002)
(UNAUDITED - PREPARED BY MANAGEMENT)

	3 months ended Oct 31		9 months ended Oct 31	
	2003	2002	2003	2002
Revenue - sale of petroleum products	$ 13,498	6,391	$ 30,223	10,149
Operating expenses re: wells	(3,133)	(1,606)	(11,184)	(28,545)
Profit (loss)	10,365	5,325	19,039	(18,396)
Mildred Peak expenses	(12,573)	-	(107,433)	-
Interest and other income	-	-	5,000	-
Deposit in trust for United Bolero	(25,000)	-	-	-
	(27,208)	5,325	(83,394)	(18,396)
General and Administration costs				
Accounting services and office expenses	16,521	2,730	35,657	32,790
Auditing expense	-	-	6,530	-
Consulting fees	5,000	-	14,000	-
Debenture interest	22,415	9,140	41,012	27,419
Financing fee	-	12,100	-	12,100
Finder's fees	3,750	-	3,750	4,000
Legal	7,687	-	11,854	9,786
Management fees	13,500	6,000	40,526	18,000
Salaries and wages	10,435	8,958	31,065	24,722
Travel, promotion, and investor communications	4,668	1,886	13,767	14,224
Transfer agent and filing fees	4,510	3,979	18,285	10,355
Write off debenture payable - Silver Peak Resources Ltd.	(337,500)	-	(337,500)	-
	249,014	44,793	121,054	153,396
NET PROFIT (LOSS) FOR THE PERIOD	221,806	(39,468)	37,660	(171,792)
Loss (Profit) Per Share	$ (0.01)	(0.01)	$ (0.01)	(0.01)

STATEMENT OF RETAINED EARNINGS (DEFICIT) FOR THE 3 MONTHS ENDED October 31, 2003

(with comparative figures for October 31, 2002)
(UNAUDITED - PREPARED BY MANAGEMENT)

DEFICIT, BEGINNING OF PERIOD, as restated	$ (9,675,699)	(9,074,354)	$ (9,491,553)	(8,942,030)
Net profit (loss) for the period	221,806	(39,468)	37,660	(171,792)
DEFICIT, END OF PERIOD	$ (9,453,893)	(9,113,822)	$ (9,453,893)	(9,113,822)

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF CHANGE IN CASH FLOWS
for the THREE and NINE MONTHS ENDED OCTOBER 31, 2003

(with comparative figures for October 31, 2002)

(UNAUDITED - PREPARED BY MANAGEMENT)

	3 months ended Oct 31		9 months ended Oct 31	
	2003	2002	2003	2002
Cash derived from (used for)				
Operating activities				
Profit (loss) for the period	$ 221,806	(39,468)	37,660	(171,792)
Gain on write-off of convertible debenture	(337,500)	-	(337,500)	-
Changes in non-cash working capital items				
Accounts receivable and accrued production decrease (increase)	(7,274)	(2,117)	(19,033)	(1,642)
Accounts payable (decrease) increase	(6,366)	(54,231)	(14,690)	(21,499)
Debenture interest payable	522	9,140	(91,599)	27,419
Due from other public companies	(3,539)	(2,994)	(3,539)	-
	(132,351)	(89,670)	(428,701)	(167,514)
Investing Activities				
Disposition of petroleum and natural gas prospects	-	-	5,242	-
Capital assets	(1,041)	(659)	(14,784)	(5,810)
Due to related parties	(47,577)	-	(24,113)	7,707
Interest in Altar Resources Partnership	-	-	(38,009)	(27,673)
	(48,618)	(90,329)	(71,664)	(193,290)
Financing Activities				
Loans payable	-	-	(135,429)	(13,603)
Convertible Debenture	(27,942)	-	(134,692)	-
Proceeds from sale of shares	272,125	150,000	836,111	269,000
	244,183	150,000	(565,990)	255,397
Cash, increase (decrease) during period	63,214	59,671	65,625	62,107
Cash (overdraft), beginning of period	6,715	(220)	4,304	(2,656)
Cash (overdraft), end of period	$ 69,929	59,451	$ 69,929	59,451

GOLDEN ARCH RESOURCES LTD.
Notes to Financial Statements
October 31, 2003

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred expenses and mineral property represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(e) General and administration expense
General and administration expenses are written off to operations as incurred.

Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:
- Monetary items, at the rate of exchange prevailing as at the balance sheet date.
- Non-monetary items, at the historical rate of exchange.
- Revenue and expenses, at the period average in which the transaction occurred.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash or overdraft, accounts receivable, accrued production receivable and accounts payable, debentures and accrued interest payable and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

Segmented information
The Company's identifiable assets are located in the following countries:

	31-Oct 2003	January 31, 2003
Canada	$ 202,095	$ 99,114
United States	421,798	389,031
	$ 623,893	$ 488,145

Stock-Based Compensation
The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and other stock-based payments", effective January 1, 2002. This Section establishes accounting standards for the recognition, measurement and disclosure of Stock-Based Compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company does not have any Stock-Based Compensation due to options granted at fair market value.

Amendment of Comparative Figures

See Note 16 for details of amendment of comparative figures for quarter ended July 31, 2002.

NOTE 3. FIXED ASSETS

The Company is amortizing its office equipment at the rate of 20% per annum on the declining balance basis. Costs and accumulated amortization as at October 31, 2003 are as follows:

	Cost	Accumulated Amortization	Net Book Value October 31 2003
Office equipment	$ 51,759	$ 25,275	$ 26,484
Dimac Mill	25,000	25,000	--
	$ 76,759	$ 50,275	$ 26,484

The Company previously owned a 1/3 interest in the Dimac Mill, which has been dismantled and which management wrote-down to a nominal value of $1.00 during the year ended January 31, 1990, and is now written off in its entirety in these financial statements.

NOTE 4. INTEREST IN MINERAL PROPERTY

Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia

The interest in this mineral property has been written down to a nominal value of $1.00 at the quarter ended October 31, 2003.

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties as follows:

Cost of Properties at January 31, 2003	$ 283,395
Commonwealth Energy Corp.	0
	283,395
The Cumming Company, Inc.	
Costs incurred during the current year	38,896
	322,291
Deduct: Sale of Hendricks wells 1-4	(5,242)
Balance October 31, 2003	$ 317,049

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year ending January 31	
2005	$ 255,632
2006	260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
	$ 1,692,655

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation due to uncertainty of utilization.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	Shares	$
Balance, January 31, 2003	26,471,358	$ 8,785,817
Share issued during the period		
-property acquisition	200,000	20,000
-private placement	1,025,000	153,750
-debt settlement	1,128,580	135,430
-issued for debentures payable	1,629,315	162,931
- exercise of options	1,000,000	100,000
- exercise of warrants	2,640,000	264,000
Balance, October 31, 2003	34,094,253	$ 9,621,928

(c) Escrow shares

The total number of escrow shares outstanding was 95,625 shares. The list of registered shareholders of escrow stock and the number of shares held are as follows.

Name	Number of Escrow Shares
Druval W. Westcott	5,100
Jane Timmis	90,525
	95,625

(d) Stock options outstanding

Options were granted to director James Broad, exercisable to receive 250,000 common shares, and to two employees, exercisable to receive 50,000 common shares each, at a price of $0.10 per share up to February 21, 2005.

Options were granted to directors and employees to purchase 2,500,000 common shares at a price of $0.12 per share up to October 16, 2004, as follows:

Les Kjosness	900,000	President/Director
Richard Somerville	600,000	Director/Vice-President Mining and Explorati
James Broad	400,000	Director
Keith Shirley	400,000	Director
	2,300,000	

NOTE 8. CONVERTIBLE REDEEMABLE DEBENTURES

The Company has determined that, upon investigation, no cash consideration has been received by the Company for the private placement of the debenture payable of $337,500 to Silver Peak Resources Ltd. Accordingly, this $337,500 was written off in the current period. The Balance of Convertible Redeemable Debentures is $136,675 at October 31, 2003.

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

There are balances owing to present and past related parties as follows:

Les Kjosness	$ 3,098
Monarch Mechanical	10,330
Park Distributors Ltd.	187,032
RSGM Engineering Ltd.	12,212
	$ 212,672

The above accounts, are due to companies owned by a director or officer and / or operated by a former director and officer or a relative of a former director and officer.

NOTE 10. DUE FROM OTHER PUBLIC COMPANY

Safe Environment Engineering Canada Inc.	
- Principal balance	$ 63,087
(A former director and officer of Golden Arch Resources Ltd. was a director and officer of Safe Environment Engineering of Canada Inc.)	
- Interest accrued to April 30, 2003	19,103
	82,190
Silver Peak Resources Ltd. (in Bankruptcy)	159,836
Less: Allowance for doubtful account	(159,836)
	0
	$ 82,190

NOTE 11. GOING CONCERN

These financial statements are prepared on the assumption that the entity is a going concern, meaning it would continue in operation for the foreseeable future and would be able to realize assets and discharge liabilities in the normal course of operations. However, the ability of the Company to continue as a going concern is contingent upon its ability to raise additional working capital to pay its debts and to provide funds for ongoing operations, and to pay the accrued interest payable of $11,208 and principal payable of $136,375 on the Convertible Debentures are in arrears.

NOTE 12. LOANS PAYABLE

	Balance July 31, 2003
Peter Leask	17,274
M. Watson	61,752
	$ 79,026

M. Watson is a relative of a former director.

NOTE 13. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.
The abovementioned real property consists of the following:

Unpatented Mining Claims
Those certain unpatented lode mining claims situated in the Baboquivari Mining District, in Section 35 of Township 19 South, Range 7 east, and Section 3 and 10 of Township 20 South, Range 7 East, G&SR Meridian, Pima County, Arizona.

County Records Name of Claim	BLM Book	Serial #	Page	A MC
BAB 20	9480	1038		353976
Amended	112121	404		
Amended	11351	1331		
BAB 22	9480	1040		353977
Amended	11212	406		
BAB 24	11212	407		353978
BAB 25	11212	408		353979
BAB 100		11212	400	353890
Amended	11351	1327		
BAB 101		11212	402	353981
Amended	11351	1329		
BAB 102		11212	403	353982
Amended	11351	1330		

State of Arizona Mineral Rights

Number Legal Description Included
008-104209 E½ NE¼ and W½ SE¼NW¼ Section 23, Township 20 South, Range 7 East, G&SR Meridian
008-104210 E½ Lot 5 and E½ NE¼ SW¼ Section 14, Township 20 South, Range 7 East, G&SR Meridian
008-104211 N½ Lot 3 and N½ SW¼ NE¼ Section 23, Township 20 South, Range 7 East, G&SR Meridian
008-104212 Lot 1, N½ Lot 3, SE¼NE¼NE¼, S½SE¼SW¼ and S½NW¼SE¼ Section 35, Township 19 South, Range 7 East, G&SR Meridian
008-104213 NW¼ Lot 1, S½NE¼NW¼, SE¼NW¼NW¼ S½NW¼, NW¼SW¼ and NW¼NE¼SW¼ Section 36, Township 19 South, Range 7 East, G&SR Meridian

NOTE 13. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term. By making the payments specified as below.

Payment to Altar Resources Partnership

(a) The Company shall pay the following amounts as rentals:

$8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange.
(ii) $12,000 on or before the date one year after the effective date and
(iii) $20,000 on or before the date two years after the effective date

(b) The Company shall pay $20,000 on or before the date three years after the effective date and on each anniversary date thereafter so long as this Agreement is in force as an dvance minimum royalty, which advance royalties shall be a credit toward any monies due

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the Canadian Venture Exchange.
150,000 shares within 30 days from and after the effective date;
200,000 shares on or before the date one year after the effective date;
300,000 shares on or before the date two years after the effective date

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitment

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
$50,000 on or before the date one year from and after the effective date
$200,000 on or before the date two years from and after the effective date
$500,000 on or before the date three years from and after the effective date

NOTE 14. LEASE OBLIGATIONS

The Company entered into a lease for offices located at #928 of Rogers Building, 470 Granville Street, Vancouver, B.C., with Equitable Real Estate Investment Corporation Ltd. for monthly rent and costs of $544.78 each. The term of the lease shall be 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of the month of April 2007. Lease obligation are as follows:

Year Ending January 31,	Amount
2004	$6,537
2005	6,537
2006	6,537
2007	1,634
	$21,247

NOTE 15. LAWSUIT

The Company received a Writ of Summons and Statement of Claim from Roy Gould, a businessperson resident in British Columbia, dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Writ and Claim, registered in the Supreme Court of British Columbia, names Golden Arch Resources as one of five defendants. The Company believes the claim to be of no merit and is taking steps to address this issue.

NOTE 16. RESTATEMENT OF COMPARATIVE FIGURES – Quarter Ended October 31, 2002

The unaudited comparative figures disclosed by management for the quarter ended October 31, 2002, are restated by the inclusion of $27,419 as accrued interest payable for the quarter on debentures payable and a charge in the statement of income of $27,419 as interest expense for the quarter then ended.

The accrued interest payable disclosed in the balance sheet at October 31, 2002, is accordingly, increased by $27,419, from $193,769 to $221,188.

This amended disclosure does not affect the results of operations for the fiscal year ending after October 31, 2002 on January 31, 2003, as interest is accrued in the year end audited financial statements to that date.

This amended disclosure does not affect the statement of operations for the quarter ended October 31, 2003, or the balance sheet disclosures as at October 31, 2003.

This amended disclosure does not affect any liability for taxation as the Company has incurred losses and as a result no income taxes are exigible and none is recorded. The Company does not record future income tax as an asset, due to the uncertainty of utilization of the tax losses.

GOLDEN ARCH RESOURCES LTD.
For the Quarter ended October 31, 2003

Related Transactions for the Current Period:

Management fee represents remuneration to RSGM Engineering Ltd., of $2,000 per month and Les Kjosness of $2,500 per month, plus expenses.

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services to the Company.

Effective August 1, 2002, the Company has agreed to pay $2,500 per month to President and Director Les Kjosness for management services to the Company.

Securities Issued During Quarter :

1,000,000 units at $0.15 per unit, each unit consisting of one common share and one half of one share purchase warrant, pursuant to a private placement, for proceeds of $150,000. Each full warrant entitles the holder to purchase one additional share at a price of $0.20 per share up to September 30, 2005. A finder's fee of 25,000 common shares was issued to Canaccord Capital Corporation. Exchange approval was given on August 29, 2003. Proceeds will be used for corporate overhead and development of the Mildred Peak property. There is a hold period on the shares to January 31, 2004.

601,250 common shares at a deemed price of $0.10 per share were issued pursuant to partial conversion of debentures dated January 1, 2003. The debentures, in the principal amount of $296,500 are at interest rate of 6% and are convertible into a maximum amount of 2,965,000 common shares of principal outstanding for a period of three years, maturing January 1, 2006, at a deemed price of $0.10 per share for the first two years and $0.11 per share for the third year. There is a hold period on the shares to January 31, 2004.

Options to directors/officers to purchase common shares at a price of $0.10 per share until October 15, 2003, were exercised by the following directors/officers as follows:

Les Kjosness	550,000
Richard Somerville	350,000
Keith Shirley	250,000
	1,150,000

Options granted to former director Jane Timmis to purchase 250,000 common shares expired August 21, 2003 pursuant to a term in the option agreement.

Options Granted During Quarter :

Pursuant to the Company's Stock Option Plan, incentive stock options to directors and employees for 2,500,000 common shares were granted October 16, 2003, at a price of $0.12 per share, exercisable for four years. Options to directors are as follows:

4

Les Kjosness	900,000
Richard Somerville	600,000
Keith Shirley	400,000
James Broad	400,000
	2,300,000

Section 3:

Authorized and Issued Share Capital as at October 31, 2003

Authorized share capital: 100,000,000 common shares without par value.
A total of 34,094,253 shares have been issued for a total of $ 9,621,928.

Options, Warrants and Convertible Securities Outstanding as at October 31, 2003

1,750,000 total warrants pursuant to a private placement of 1,500,000 units at $0.10 per unit, brokered in part by Canaccord Capital Corporation. Each unit consists of one common share plus one non-transferable share purchase warrant, each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004. Exchange approval was given on October 7, 2002. This private placement includes 100,000 units to a Company director. Canaccord was paid $10,000 cash plus an administration fee, and issued 250,000 warrants (included in above total), each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004.

Options to director James Broad, exercisable to receive 250,000 common shares, and to two employees, exercisable to receive 50,000 common shares each, at a price of $0.10 per share up to February 21, 2005. Exchange approval was given on March 20, 2003.

Debentures issued January 1 2003 in the aggregate amount of $296,500 at interest rate of 6% and is convertible into a maximum amount of 2,965,000 common shares of principal outstanding for a period of three years, maturing January 1, 2006, at a deemed price of $0.10 per share for the first two years and $0.11 per share for the third year. A portion of the debentures have been converted or redeemed.

500,000 warrants pursuant to a private placement of 1,000,000 units at $0.15 per unit, each unit consisting of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to purchase one additional share at a price of $0.20 per share to September 30, 2005. Exchange approval was given on August 29, 2003.

Also see Options Granted During Quarter.

List of Directors and Officers as at date of signing this report:

Les Kjosness	President/Director
Keith Shirley	Director
James Broad, LL.B.	Director/Secretary
Richard Somerville, P.Eng.	Director/Vice-President, Exploration and Mining

The Company is a junior resource-based company, having interests in mineral properties and oil and gas wells.

The Company received net revenue of $10,365 from the sale of petroleum products. Expenses for the Mildred Peak property, which cover geological work, sample analysis, and permit fees, totaled $ 12,573 for the quarter.

Though the Company is receiving revenues from its interest in oil and gas properties, the Issuer operates at a net loss from its existing properties: ($2,208) for the quarter. The Company will be relying on continued financial support from its shareholders and related parties.

The Company completed a private placement of 1,000,000 units at $0.15 per unit, each unit consisting of one common share and one half of one share purchase warrant, pursuant to a private placement, for proceeds of $150,000. Each full warrant entitles the holder to purchase one additional share at a price of $0.20 per share up to September 30, 2005.

The Company announced a private placement, subject to TSX Venture Exchange approval consisting of 4,000,000 Units at $0.15 Cdn per Unit for total proceeds of $600,000.00. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.25 per share for a period of 18 months. Proceeds will be used for development of the Company's Mildred Peak project in Pima County Arizona, and for corporate overhead. Conditional approval has been received.

Use of Proceeds

There are no material differences in the actual use of proceeds from the previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations

The Company handles all public and investor relations in house.

Oil and Gas Wells

As reported by the Operator, the Cumming Company, Golden Arch Resources was receiving positive cash flow for three months from the following wells, located in Palo Pinto and Jack Counties, Texas:

Well	Working Interest	Year Acquired
Wimberly #7	4%	2001
Reagan "14" #2	5%	1995
Middlebrook #1	10%	1997
Stuart Estate "49" #1	4.5%	1993
Stuart Estate "49" #4	4.5%	1994
Stuart Estate "49" #5	4.5%	1993
Stuart Estate "60" 12	4.5%	1996
Stuart Estate "61" #1	14.5%	1994
Stuart Estate "61" #2	14.5%	1994
Stuart Estate "61" #4	14.5%	1995
Stuart Estate "61" #7	14.5%	1995
Stuart Estate "61" #8	14.5%	1995

Stuart Estate "61" #10	14.5%	1995
A.D. Crawford #1	11%	1993

The following wells operated at a total negative cash flow of $351.60 during the three months reported by the Cumming Company.

Reagan "14" #1	6.09756%	1995
A.D Crawford #10	13%	1995

Overall, the Company received revenue from the sale of petroleum products of $13,498. Well operating expenses, which include administrative overhead, gas analysis, services of a pumper, water hauling, and repairs and labour, and other expenses, were $3,133. The Company has not yet received the operating statement for October.

The Company has a 10% interest in the Wimberly #2 well located in Jack County, Texas. The Cumming Company has been crediting Golden Arch for revenue from this well and the Company is seeking to rectify this issue as soon as possible.

According to the Cumming Company, as of October 7, 2003 the Stuart Estate Section 61 #2 well is near total depletion. Golden Arch has elected not to participate in a recompletion in another zone.

Enlight Energy has taken over interest in the Warren-Thurman #1 and #2 wells from Empire Energy/Commonwealth Energy. Enlight's intention is to offer a buyout to the rest of the working interest partners, including Golden Arch. No formal offer has been made to date. The Company has a 10% interest in the wells, located in Coleman County, Texas.

Mildred Peak Development

The Mildred Peak Property is located in Pima County, Arizona, approximately 105 km (65 miles) southwest of Tucson.

Since acquiring the Mildred Peak gold property, as a mining lease, in early 2002, the Company has focused on exploration and development of the property. The Company met its first year obligation with Altar Resources Partnership, pursuant to a Lease Agreement dated March 22, 2002, and has acquired additional strategic properties in the Mildred Peak area.

During the course of a (still ongoing) systematic exploration program in 2002 and early 2003 on the Mildred Peak property, the Company identified three areas of gold mineralization of potential future economic interest: 1.) The old Gold Bullion Mine Area, 2.) The old Jupiter Mine Area, 3.) The Amado Area.

As reported in previous quarters, results from sampling in hand-trenches in the Jupiter Mine Area were very encouraging, with results in Trench A of 28 meters grading 1.7g Au/T in the East zone and 1.2g Au/T over 24 meters in the West zone. Elsewhere in this Area, trenching indicated similar results, such as 38 m @ 1.1g Au/T and 20m @1.4g Au T in Trench B as well as 30m @1.5g Au/T in Trench C.

This next phase of the exploration program on the Mildred Peak gold property will attempt to define a mineral resource through diamond drilling and continued surface trenching. The fall 2003 exploration program began in October and has continued beyond the end of the quarter. The hand-trenching program on the Amado Area, which began in the spring, is continuing on the Amado and in other areas in the southern half of the property. Permits have been requested for a diamond-drilling program in the Amado Area. As soon as the permits are approved, drilling is planned and should commence in January. A systematic program of geologic mapping has also been initiated for the entire property, and has already begun in the Amado Area. Additional drilling permits will be requested immediately for the Jupiter Area.

The Company management is very optimistic that the new program will significantly advance this promising gold prospect.

Status of Joint Ventures with United Bolero Development Corp. (UNB:TSX-V) (See Subsequent Events)

On August 26, 2003, the Companies announced that they had signed a definitive agreement on the Placeritos Project on the Company's Mildred Peak Property. On September 25, 2003, the Company cancelled the Placeritos agreement with United Bolero pursuant to a provision in the agreement.

Negotiations with United Bolero for a joint venture to develop the Jupiter Project on the Mildred Peak Property have been cancelled by the Company effective September 25. 2003.

Slocan/Revelstoke Mining Divisions

The Issuer has 100% registered mineral rights, (excluding coal, petroleum and any gas or gases) to land parcels located in the Slocan and Revelstoke Mining Divisions, subject to agreements allowing joint venture partners to acquire 70% or 85% interest. The properties are not material to the Company; however, the Company is maintaining the properties for assessment by a Qualified Person for potential exploration and development purposes.

Subsequent Events

The Company has retained Mike Tymo to provide investor relations services for a period of three months at $2500 per month and has been granted 100,000 common shares of the Company, subject to Exchange approval.

All outstanding matters in respect of the joint ventures on the Mildred Peak property with United Bolero have now been settled in full between the parties, and GAI has refunded to United Bolero the $25,000 in deposits paid to the Company earlier this year to secure an interest in the property. In addition, as part of a full and final mutual release, and with no acknowledgement of fault or liability by either party, the Company has forwarded 100,000 free-trading common shares to United Bolero.

With the completion of this agreement to pursue separate endeavors, GAI will now proceed alone with the development of Mildred Peak.

"Les Kjosness"
President